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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-___________

This Form 6-K consists of the following exhibits attached hereto:

1. Yucheng Partners with Convergys to Expand the Contact Center Product & Services Market in China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: August 5, 2009	By:	/s/ Weidong Hong
	Name:	Weidong Hong
	Title:	Chief Executive Officer

____________
*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                 Description

1. Yucheng Partners with Convergys to Expand the Contact Center Product & Services Market in China

Yucheng Partners with Convergys to Expand the
Contact Center Product & Services Market in China

(Cincinnati and Beijing; August 5, 2009) - Convergys Corporation (NYSE: CVG), a global leader in relationship management, announced today a new partnership with Yucheng Technologies Limited (NASDAQ: YTEC), a leading, China-based IT solutions provider to the Chinese banking industry, that will enable it to sell Convergys’ Intervoice® Edify Voice Interaction Platform (EVIP) and Convergys Dynamic Decisioning Solution in China.

Yucheng is a total solutions provider to the banking industry in China and is recognized as the leader in call center solutions for banks.  The call center market for banks in China is expected to grow from RMB 320 million in 2009 to RMB 590 million in 2012.  As a formidable IT player in the Chinese banking industry, Yucheng has a strong track record of call center development.  Yucheng has already deployed call center solutions for three of the top five banks in China and had a 14.6 percent market share as of 2008, according to the IDC consulting firm.

Convergys’ EVIP technology, with its innovative text-to-speech capability, strong administrative functions, convenient monitoring tools, one-on-one marketing channel, and dynamic menu functions, helps financial services companies go beyond connectivity, to provide a higher level of customer support and to streamline operations while maximizing cost efficiency.

Convergys Dynamic Decisioning Solution provides specialized intelligence to automatically evaluate customer events against company policies in order to execute appropriate actions in real-time.  This knowledge can enable companies to significantly increase customer retention rates, grow revenue, and decrease costs.

“Our partnership with Convergys adds a compelling new dimension to our existing portfolio of IT solutions,” said Hong Weidong, CEO of Yucheng.  “As our clients focus on modernizing operations and enhancing customer loyalty, we look forward to expanding our cooperation with Convergys to ensure that we are providing best of breed solutions to banks in China.”

“China’s market presents a great opportunity for us to showcase our technology solutions and services,” said Mike Betzer, president of Relationship Technology Management at Convergys.  “When it came to penetrating the Chinese banking sector, we recognized the benefit of partnering with Yucheng, a local leader, because its market relationships could help Convergys’ advanced technology be the key differentiator in a highly competitive industry.”

Convergys helps clients uncover the true behavior of customers across self-service and live agent channels, balancing this with business objectives to help define and implement changes to business processes.  Beyond its analytics consulting and contact center optimization expertise, Convergys supports speech application design, development, deployment, and on-going management and tuning.  Convergys helps clients improve the efficiency and quality of service, reduce technology risk, and enhance the customer experience.

About Yucheng Technologies Limited
Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers.  Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,000 employees.  Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence.  Yucheng is also a leading third-party provider of POS Merchant Acquiring Services in partnership with banks in China.

About Convergys
Convergys Corporation (NYSE: CVG) is a global leader in relationship management.  We provide solutions that drive more value from the relationships our clients have with their customers and employees.  Convergys turns these everyday interactions into a source of profit and strategic advantage for our clients.

For more than 30 years, our unique combination of domain expertise, operational excellence, and innovative technologies has delivered process improvement and actionable business insight to clients that now span more than 70 countries and 35 languages.

Convergys is a member of the S&P 500 and has been voted a Fortune Most Admired Company for nine consecutive years.  We have approximately 75,000 employees in 86 customer contact centers and other facilities in the United States, Canada, Latin America, Europe, the Middle East, and Asia, and our global headquarters in Cincinnati, Ohio.  For more information, visit www.convergys.com

(Convergys, Intervoice, and the Convergys logo are registered trademarks of Convergys Corporation.)

To receive Convergys news releases by email, click on http://www.convergys.com/news_email.html

Contacts

Convergys
Corporate Communications – Susan McKay
+65 6248 5198 or susan.mckay@convergys.com

Yucheng
Investor Relations - Rebecca Alexander
+1 914 613 3648 or ralexander@yuchengtech.com

Safe Harbor Statement
This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; the impact on the Chinese economy caused by the world wide recession; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.